FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Preview of income statement for fourth quarter 2009

Preview of income statement for fourth quarter 2009

Production increases significantly in the quarter and the reserve replacement rate continues to climb

Unaudited figures (IFRS)

4Q 2008	3Q 2009	4Q 2009	% Variation 4Q09/4Q08	FOURTH QUARTER 2009 RESULTS (*)	Jan-Dec 2008	Jan-Dec 2009	% Variation 09/08

CCS REPORTED EARNINGS (M€)
1,030	810	610	-40.8	CCS OPERATING INCOME	5,515	2,877	-47.8
475	320	167	-64.8	CCS NET INCOME	2,876	1,331	-53.7

CCS PROFORMA INDICATORS (M€)
1,020	768	750	-26.5	CCS ADJUSTED OPERATING INCOME	5,440	2,761	-49.2
467	296	241	-48.4	CCS ADJUSTED NET INCOME	2,622	1,296	-50.6

REPORTED EARNINGS (M€)
-19	910	681	—	OPERATING INCOME	5,020	3,244	-35.4
-187	385	211	—	NET INCOME	2,555	1,559	-39.0

PROFORMA INDICATORS (M€)
-29	868	821	—	ADJUSTED OPERATING INCOME	4,945	3,128	-36.7
-195	361	285	—	ADJUSTED NET INCOME	2,301	1,524	-33.8

EARNINGS PER SHARE
-0.15	0.32	0.17	—	Euros per share	2.10	1.29	-38.6
-0.21	0.47	0.25	—	Dollars per share	2.93	1.85	-36.9

(*)	Data mentioned in this earnings preview related to fourth quarter 2008 and previous quarters in 2009 have been properly amended in accordance with accounting standards and as a result of the change in the accounting classification of the Group’s stake in Alberto Pasqualini Refap, S.A., so as to facilitate the comparison with fourth quarter 2009 data (See Section 5: Comparison of information).

FOURTH QUARTER 2009 HIGHLIGHTS

•	Adjusted operating income in the quarter on the basis of current cost of supply (CCS), that is to say, excluding inventory holding gains (losses) fell 26.5% year-on-year.

•

In comparison with the fourth quarter last year, CCS adjusted operating income was mainly affected by the impact of narrower refining margins as well as the persistent decline in gas prices despite higher oil prices, increased production, the improvement in the mix in Upstream, and enhanced results at YPF.

•

Production in the quarter was 349 Kboepd, 5.8% higher than in the same quarter in 2008. This increase, mainly affecting liquids, improved the production mix. Production from the Shenzi field in the United States was largely responsible for this increased volume.

•

The Group’s net financial debt (ex Gas Natural) at year-end 2009 amounted to 4,905 M€ versus 2,030 M€ a year earlier. EBITDA in the period made it possible to cover net investments, taxes, and, partially, the 2008 dividend. In addition, two non-recurring events in the year increased the amount of net debt: the 1,080 M€ paid to cover the subscription of the Gas Natural capital increase and the advanced payment of the 2009 Repsol YPF, S.A. interim dividend. The net debt/capital employed ratio (ex Gas Natural) at the end of fourth quarter was 16.7%.

•	Fifteen discoveries were announced in 2009 in the Company’s key growth areas: deep waters offshore the Gulf of Mexico and Brazil and in North Africa.

Preview of income statement for fourth quarter 2009

1.-	BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1.- UPSTREAM

Unaudited figures (IFRS)

4Q 2008	3Q 2009	4Q 2009	% Variation 4Q09/4Q08		Jan-Dec 2008	Jan-Dec 2009	% Variation 09/08
259	293	163	-37.1	OPERATING INCOME (M€)	2,258	781	-65.4
252	302	225	-10.7	ADJUSTED OPERATING INCOME (M€)	2,227	884	-60.3
124	141	149	20.2	LIQUIDS PRODUCTION (Thousand boepd)	128	134	4.9
1,157	1,045	1,124	-2.9	GAS PRODUCTION (*) (Million scf/d)	1,150	1,120	-2.6
330	327	349	5.8	TOTAL PRODUCTION (Thousand boepd)	333	334	0.3
326	290	180	-44.8	INVESTMENTS (M€)	1,184	1,122	-5.2
110	70	176	60.0	EXPLORATION EXPENSE (M€)	404	336	-16.8

4Q 2008	3Q 2009	4Q 2009	% Variation 4Q09/4Q08	INTERNATIONAL PRICES	Jan-Dec 2008	Jan-Dec 2009	% Variation 09/08
55.5	68.1	74.5	34.2	Brent ($/Bbl)	97.3	61.7	-36.6
59.1	68.2	76.1	28.8	WTI ($/Bbl)	99.8	62.1	-37.8
6.9	3.4	4.2	-39.1	Henry Hub ($/Mbtu)	9.0	4.0	-55.6

4Q 2008	3Q 2009	4Q 2009	% Variation 4Q09/4Q08	REALISATION PRICES	Jan-Dec 2008	Jan-Dec 2009	% Variation 09/08
48.1	62.9	69.4	44.3	OIL ($/Bbl)	92.9	58.1	-37.5
3.7	2.1	2.6	-29.7	GAS ($/Thousand scf)	4.1	2.3	-43.9

(*)	1,000 Mcf/d = 28.32 Mm3/d = 0.178 Mboed

Adjusted operating income in fourth quarter 2009 was 225 M€, 10.7% lower than in fourth quarter 2008. The 27 M€ year-on-year variation is mainly due to the following factors:

•

Oil and gas realisation prices, net of the impact of lower taxes, increased income by 50 M€. The 30% drop in gas realisation prices was less than the decrease in Henry Hub since only 26% of the prices stipulated in the Company’s gas contracts are linked to this benchmark.

•	Increased production volume and the improved oil and gas mix had a positive impact of 180 M€.

•	Higher exploration expenses resulting from greater activity reduced income by 77 M€.

•	The depreciation of the dollar against the euro diminished income by 69 M€.

•	Lastly, higher depreciation due to increased production volume and other minor items explain the remaining difference.

Production in fourth quarter was 349 Kboepd, 5.8% more than in the same year-ago period. Higher production, mainly liquids, improved the production mix. This greater volume is mainly explained by the increase in liquids production at the Shenzi field (United States), although this was partially offset by the drop in gas production because of weaker demand in Venezuela and decreased demand in Brazil for Bolivian gas.

Preview of income statement for fourth quarter 2009

2009 results

At 884 M€, adjusted operating income in 2009 was down 60.3% year-on-year mainly on the back of lower international oil and gas prices although this was partly compensated by production growth, lower exploration expenses, and the positive currency exchange impact.

Production in 2009 (334 Kboepd) was 0.3% higher than in 2008 (333 Kboepd) mainly because of the start up of the Shenzi field. Excluding the impact of contractual and regulatory changes in Libya, Bolivia, and Ecuador, production would have been 5.4% higher than in the same year-ago period. The production mix improved in relation to the previous year, with liquids production accounting from 40.2% of total production in 2009 versus 38.4% in 2008.

The replacement ratio of proved reserves in Upstream was 94% in 2009, which, if we exclude the price impact, would have increased to 111%.

Investments

Investments in Upstream during the fourth quarter 2009 totalled 180 M€. Investments in development represented 45% of total investments and were mainly spent in the U.S. (21%), Trinidad & Tobago (26%), and Libya (10%). Exploration expenditures, mainly in Brazil (70%), Venezuela (16%), and Peru (5%), represented 47% of the total amount.

Investments in this business totalled 1,122 M€ in 2009, 5.2% less than in 2008. Investments in development accounted for 42% of the total amount, mainly spent in the United States (41%), Trinidad and Tobago (22%), and Libya (10%). Exploration expenditures accounted for 48% of total investment and were principally allocated to Brazil (33%), Spain (18%), the U.S. (16%), and Algeria (14%).

Preview of income statement for fourth quarter 2009

1.2.- LNG

Unaudited figures (IFRS)

4Q 2008	3Q 2009	4Q 2009	% Variation 4Q09/4Q08		Jan-Dec 2008	Jan-Dec 2009	% Variation 09/08
37	5	-100	—	OPERATING INCOME (M€)	125	-61	—
37	5	11	-70.3	ADJUSTED OPERATING INCOME (M€)	125	50	-60.0
64.5	35.1	32.9	-49.0	ELECTRICITY PRICES IN THE SPANISH ELECTRICITY POOL (€/MWh)	64.4	37.0	-42.5
38.6	47.5	46.3	19.9	LNG SALES (TBtu)	187.7	179.5	-4.4
19	33	22	15.8	INVESTMENTS (M€)	242	125	-48.3

1	TBtu= 1,000,000 Mbtu
1	bcm= 1,000 Mm3= 39.683 TBtu

Adjusted operating income in fourth quarter 2009 was 11 M€ million vs. 37 M€ posted a year earlier.

These fourth quarter results were mainly affected by the following factors:

•	On the upside, increased sales volumes in Trains 2 and 3 in Trinidad & Tobago.

•

On the downside, LNG marketing and fleet margins were narrower because of several factors, including the considerable drop in international gas prices. In addition, lower electricity pool prices in the Spanish market and decreased natural gas sales diminished operating income at Bahía Bizkaia Electricidad, S.L. (BBE).

In addition, various arbitrage transactions were recorded in the quarter affecting operating income in this business by -111 M€.

2009 results

Adjusted operating income in 2009 amounted to 50M€, 60% down year-on-year because of lower prices in the Spanish electricity pool, the drop in international gas prices, and lower LNG margins and marketing volumes.

Investments

Investments in the LNG division totalled 22 M€ in fourth quarter and 125 M€ in the year with most of this amount spent at the Canaport LNG project which was officially inaugurated on 25 September 2009.

Preview of income statement for fourth quarter 2009

1.3.- DOWNSTREAM

Unaudited figures (IFRS)

4Q 2008	3Q 2009	4Q 2009	% Variation 4Q09/4Q08		Jan-Dec 2008	Jan-Dec 2009	% Variation 09/08
590	110	106	-82.0	CCS OPERATING INCOME (M€)	1,543	655	-57.6
566	115	95	-83.2	CCS ADJUSTED OPERATING INCOME (M€)	1,559	647	-58.5

4Q 2008	3Q 2009	4Q 2009	% Variation 4Q09/4Q08		Jan-Dec 2008	Jan-Dec 2009	% Variation 09/08
-459	210	177	—	OPERATING INCOME (M€)	1,048	1,022	-2.5
-483	215	166	—	ADJUSTED OPERATING INCOME (M€)	1,064	1,014	-4.7
10,734	9,759	9,679	-9.8	OIL PRODUCT SALES (Thousand tons)	43,863	39,429	-10.1
482	541	599	24.3	PETROCHEMICAL PRODUCT SALES (Thousand tons)	2,602	2,306	-11.4
858	652	757	-11.8	LPG SALES (Thousand tons)	3,223	2,993	-7.1
602	463	422	-29.9	INVESTMENTS (M€)	1,545	1,649	6.7

4Q 2008	3Q 2009	4Q 2009	% Variation 4Q09/4Q08	REFINING MARGIN INDICATOR ($/Bbl)	Jan-Dec 2008	Jan-Dec 2009	% Variation 09/08
8.6	0.3	0.0	—	Spain	7.4	1.3	-82.4

Adjusted operating income on the basis of current cost of supply (CCS) was 95 M€, falling 83.2% year-on-year. Adjusted operating income in fourth quarter 2009, including 71 M€ in inventory gains, amounted to 166 M€ in comparison with -483 M€ in the same quarter last year which included 1,049 M€ in inventory losses.

The following factors explain the 471 M€ drop in CCS adjusted operating income in fourth quarter in comparison with the same period a year earlier:

•

In the Refining business, this was due to lower international margins because of weaker global demand. This had an adverse impact of 516 M€. Lower distillate margins diminished operating income by 12 M€ in comparison with the same year-ago quarter.

•	Enhanced performance in Marketing activities increased operating income by 64 M€.

•	Chemical activities, with higher volumes and margins than in fourth quarter last year had a combined positive impact of 139 M€.

•	Lastly, lower fixed costs, LPG, with narrower margins in bottled LPG because of the time lag effect, and other minor items, explain the remaining differences.

•

The adjusted integrated margin in Downstream, which takes into account all activities except Chemicals, was 2.97 $/Bbl in the quarter and 4.88 $/Bbl in 2009. The average indicator for the industry in the quarter was -1.49 $/Bbl and 1.42 $/Bbl in 2009, that is, 245% higher than the average (*).

(*)	The margin is calculated based on the figures released by companies in the sector (BP, Chevron, Texaco, Conoco Phillips, ENI, Exxon Mobil, Marathon Oil, Petroplus, Shell, Sunoco, Tesoro, Total, and Valero) in their earnings presentations and on our own estimates.

Preview of income statement for fourth quarter 2009

2009 results

Adjusted CCS operating income in 2009, excluding inventory effects, was 647 M€, 58.5% less than the 1,559 M€ posted a year earlier, principally because of narrower refining margins which were only partially offset by enhanced earnings performance in the Marketing business and by cost saving efforts.

Investments

Investments in Downstream in fourth quarter and in full-year 2009 amounted to 422 M€ and 1,649 M€, respectively, mainly spent in the project for increasing conversion at the Cartagena facilities and in the fuel oil reductor unit at the Bilbao facilities.

Preview of income statement for fourth quarter 2009

1.4.- YPF

Unaudited figures (IFRS)

4Q 2008	3Q 2009	4Q 2009	% Variation 4Q09/4Q08		Jan-Dec 2008	Jan-Dec 2009	% Variation 09/08
113	211	358	216.8	OPERATING INCOME (M€)	1,159	1,021	-11.9
131	211	331	152.7	ADJUSTED OPERATING INCOME (M€)	1,317	789	-40.1
325	287	296	-8.9	LIQUIDS PRODUCTION (Kboepd)	315	304	-3.6
1,596	1,567	1,280	-19.8	GAS PRODUCTION (*) (Million scf/d)	1,708	1,505	-11.9
609	566	524	-14.0	TOTAL PRODUCTION (Kboepd)	619	572	-7.7
3,689	3,220	3,458	-6.3	OIL PRODUCT SALES (Thousand tons)	15,203	13,906	-8.5
334	457	407	21.9	PETROCHEMICAL PRODUCT SALES (Thousand tons)	1,506	1,479	-1.8
89	89	85	-4.5	LPG SALES (Thousand tons)	378	397	4.9
596	181	338	-43.3	INVESTMENTS (M€)	1,508	956	-36.6

4Q 2008	3Q 2009	4Q 2009	% Variation 4Q09/4Q08	INDICATORS	Jan-Dec 2008	Jan-Dec 2009	% Variation 09/08
43.7	43.4	44.4	1.6	OIL REALISATION PRICES ($/Bbl)	42.3	42.3	0.0
2.8	1.7	2.6	-7.1	GAS REALISATION PRICES ($/Kscf)	2.3	2.2	-4.3
303	202	235	-22.4	PETROCHEMICAL DERIVATIVES ($/ton)	474	204	-57.0

(*)	1,000 Mcf/d = 28.32 Mm3/d = 0.178 Mboepd.

Adjusted operating income in fourth quarter 2009 was 331 M€, 152.7% higher than the 131 M€ recorded in the same year-ago period.

The most significant year-on-year variations, resulting in the 200 M€ increase in adjusted operating income, are as follows:

•	The increase in dollar prices for gasoline and diesel in the domestic market had a positive impact of 49 M€.

•	Decreased gasoline and diesel sales volumes diminished income by 83 M€.

•	Higher revenues, net of taxes, from exports and from products sold domestically the price of which depends on international oil prices had a positive impact of 106 M€.

•

In relation to gas, despite higher prices in the domestic and the generation segments, operating income fell 104 M€ mainly because of changes in the sales mix and weaker demand because of weather conditions, with less volumes sold to the industrial segment where prices are linked to international benchmarks.

•	Lower depreciation charges increased income by 93 M€.

•	Other effects, mainly the positive impact of Petróleo Plus, explain the remaining variations.

Production in the quarter (gas and liquids production fell 19.8% and 8.9%, respectively) declined 14.0% year-on-year mainly because of weaker gas demand and natural field decline. The oil workers’ labour strike in Southern Argentina also resulted in lower production. Excluding this effect, production would have been 12% lower.

Preview of income statement for fourth quarter 2009

2009 results

At 789 M€, adjusted operating income in 2009 was 40.1% down year-on-year. Although the price of gasoline and diesel at the service stations both in the local currency (29% gasoline and 25% diesel) and in dollars (9% gasoline and 6% diesel) was higher, this was not sufficient to offset the impact of lower revenues on products sold in the domestic market the price of which is linked to international prices; the effect of lower export revenues; and diminished revenues because of lower gas prices in dollars. The impact of lower revenues, however, was mitigated by the contribution of Petróleo Plus and cost savings.

Production in the year totalled 572 Kboepd, 7.7% less than in the previous year (gas and liquids production fell 11.9% and 3.6%, respectively). The drop in oil production was less pronounced as a result of the Petróleo Plus incentive-driven investments.

Investments

YPF investments in fourth quarter 2009 totalled 338 M€, of which 198 M€ was spent in Exploration and Production and 81% of this amount in development projects.

Investments in 2009 at YPF totalled 956 M€. Of this amount, 676 M€ was spent in Exploration and Production and 94.5% of this sum in development projects.

Preview of income statement for fourth quarter 2009

1.5.- GAS NATURAL SDG

Unaudited figures (IFRS)

4Q 2008	3Q 2009	4Q 2009	% Variation 4Q09/4Q08		Jan-Dec 2008	Jan-Dec 2009	% Variation 09/08
132	226	188	42.4	OPERATING INCOME (M€)	555	748	34.8
136	226	185	36.0	ADJUSTED OPERATING INCOME (M€)	568	745	31.2
170	277	220	29.4	INVESTMENTS (M€)	894	5,060	466.0

Adjusted operating income in fourth quarter 2009 at Gas Natural SDG was 185 M€, 36.0% higher than the 136 M€ posted in the same period a year ago.

The 49 M€ increase was mainly the result of the global integration of Unión FENOSA operating income in Gas Natural SDG’s scope of consolidation.

2009 results

Adjusted operating income in 2009 was 745 M€ versus 568 M€ in 2008, up 31.2% mainly on the back of the integration of 100% of Gas Natural SDG’s results in Unión FENOSA’s scope of consolidation since 30 April 2009.

Investments

Gas Natural SDG’s investments corresponding to the proportional integration of 30.01% of this Company in the scope of consolidation totalled 220 M€ and 5,060 M€ in fourth quarter and in full-year 2009, respectively. Investments in the year were principally allotted to the acquisition of Unión FENOSA. Other than this transaction, material investments were slightly higher year-on-year, mainly spent in gas and power distribution activities and in power generation.

1.6.- CORPORATE AND OTHERS

This caption reflects Corporate operating expenses and income/expenses not attributable to operating areas.

An adjusted expense of 97M€ was recorded in fourth quarter 2009 versus an adjusted net expense of 102 M€ in fourth quarter 2008.

Preview of income statement for fourth quarter 2009

2.-	FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

(*)	This section reflects data on the Group’s (ex Gas Natural) financial income/charges and financial situation. Consolidated Group data are included in the tables detailing fourth quarter 2009 results (page 26 of this earnings preview).

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (M€) – GROUP EX GAS NATURAL	3Q09	4Q09	% Variation 4Q09/3Q09	Jan- Dec 09
NET DEBT AT THE START OF THE PERIOD	3,882	4,271	10.0	2,030
EBITDA	-1,451	-1,499	3.3	-5,517
VARIATION IN TRADE WORKING CAPITAL	-56	240	—	461
INVESTMENTS (1)	980	953	-2.8	4,991
DIVESTMENTS (1)	-33	-39	18.2	-400
DIVIDENDS (including affiliates) (2)	635	537	-15.4	1,894
TRANSLATION DIFFERENCES	-34	142	—	112
TAXES PAID	318	291	-8.5	1,054
INTEREST EXPENSE AND OTHER MOVEMENTS	30	9	-70.0	280
NET DEBT AT THE CLOSE OF THE PERIOD	4,271	4,905	14.8	4,905
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	7,819	8,453	8.1	8,453

Debt ratio
CAPITAL EMPLOYED (M€)	28,741	29,346	2.1	29,346
NET DEBT / TOTAL CAPITAL EMPLOYED (%)	14.9	16.7	12.1	16.7
NET DEBT + PREFERRED SHARES / CAPITAL EMPLOYED (%)	27.2	28.8	5.9	28.8
ROACE before non-adjusted items (%)	6.1	5.4	-11.5	5.7

(1)	The investments showed in this table (4,991 M€) include 1,080 M€ made to subscribe the Gas Natural capital increase. Additionally, in the January-December 2009 period, financial investments were made totaling 32 M€, which are not included in this table. Financial divestments were also made totaling 56 M€, which implies 456 M€ in total divestments.
(2)	The Repsol YPF,S.A. dividend for 2008 (1,282 M€) and the reported interim dividend for 2009 (519 M€) plus the dividends paid to minority interests (167 M€) total 1,968 M€. The difference between this amount and the figure reflected as the dividend paid in 2009 (1,894 M€) is explained by the dividend for the parent company’s shares held at the 2008 dividend payment date (12 M€) and the amount of withholdings on the interim dividend for 2009, paid in January 2010 (62 M€).

The Group’s net financial debt (ex Gas Natural) at year-end 2009 amounted to 4,905 M€, in comparison with 2,030 M€ a year earlier. EBITDA in this period was sufficient to cover net investments, taxes, and, partially, the dividend for 2008. In addition, two non-recurring events increased the amount of net debt: the payment of 1,080 M€ made to subscribe the Gas Natural capital increase and the advance payment of the Repsol YPF, S.A. interim dividend for 2009.

The net debt/capital employed ratio at 31 December for the consolidated Group ex-GN, stood at 16.7%. Taking preference shares into account, the ratio was 28.8%.

The Group’s (ex-GN) net financial expenses in 2009 amounted to 250 M€ versus 467 M€ in 2008, which implies 217 M€ less in financial expenses. The following aspects are worth mentioning:

•	Net interest expense: increased by 21 M€. Bonds maturing in 2014 totaling 1 billion € were issued in March 2009 although this effect was offset by lower interest rates than in 2008.

Preview of income statement for fourth quarter 2009

•	Hedging positions income (expense):

Interest rate:

Even though hedging positions to protect against the drop in the dollar curve contributed to 64 M€ losses in 2008, in 2009, interest rate gains (+26 M€) were due to the rise in the USD curve (medium term) and the drop in the EUR curve (all periods) mainly in the second quarter of the year.

Exchange rate:

In 2008, income generated during the year (+83 M€) was largely the result of the exposure of financial income to the dollar thanks to active management in order to protect dollar cash flows during the year.

In 2009, income generated (306 M€) was the result of actively managing hedging positions in the currency market and explained by the exposure vs. the dollar and the ARS. The depreciation against the euro reduced the value of liabilities denominated in these currencies. Moreover, the depreciation of the USD vs. the BRL reduced the value of dollar-denominated liabilities.

•	Update of provisions: financial expenses increased by 31 M€. Higher expenses at BPTT (25 M€) were due to the restatement of late payment interests on tax contingencies.

•	Capitalised interest: Interest income increased by 45 M€ mainly because of the increase in the volume of debt relating to investments in current assets.

•

Other financial expenses: The 89 M€ increase was mainly due to the incorporation in 2009 of finance lease expenses for the transport of natural gas marketed in the United States and in Canada through the gas pipeline (93 M€).

Unaudited figures (IFRS)

4Q08	3Q09	4Q09	% Variation 4Q09/4Q08	FINANCIAL INCOME/EXPENSES OF THE GROUP EX GAS NATURAL (M€)	Jan-Dec 08	Jan-Dec 09	% Variation 09/08
-89	-96	-92	3.4	NET INTEREST EXPENSE (incl. preferred shares)	-345	-366	6.1
-80	17	-36	-55.0	HEDGING POSITIONS INCOME/EXPENSE	19	332	—
-26	-7	-9	-65.4	Interest rate	-64	26	—
-54	24	-27	-50.0	Exchange rate	83	306	268.7
-38	-36	-59	55.3	UPDATE OF PROVISIONS	-143	-174	21.7
19	23	25	31.6	CAPITALISED INTEREST	59	104	76.3
-21	-53	-30	42.9	OTHER FINANCIAL INCOME / EXPENSES	-57	-146	156.1
-210	-143	-192	-8.6	TOTAL	-467	-250	-46.5

Preview of income statement for fourth quarter 2009

3.-	OTHER CAPTIONS IN THE PROFIT AND LOSS ACCOUNT

3.1.- TAXES

The 2009 corporate income tax rate was 40.7%. Taxes accrued in fourth quarter 2009 totalled 186 M€.

3.2.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

4Q 2008	3Q 2009	4Q 2009	% Variation 4Q09/4Q 08	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (M€)	Jan-Dec 2008	Jan-Dec 2009	% Variation 09/08
-23.5	6.0	2.2	—	UPSTREAM	-30.8	-1.8	-94.1
20.1	6.2	4.0	-80.1	LNG	62.0	38.6	-37.7
5.6	10.7	6.4	14.3	DOWNSTREAM	26.5	26.3	-0.8
-3.5	-5.0	5.3	—	YPF	6.4	4.8	-25.0
0.5	0.6	0.5	—	Gas Natural SDG	2.0	18.3	—
-0.8	18.5	18.4	—	TOTAL	66.1	86.2	30.4

Income from minority interests in fourth quarter 2009 totalled 18.4 M€ versus -0.8 M€ in the same quarter last year.

Income in the Upstream division was higher since fourth quarter 2008 included the depreciation of a well owned by ENIREPSA which produced negative results. The drop in income at LNG was due to lower income at Atlantic LNG.

3.3.- MINORITY INTERESTS

Adjusted income attributable to minority interests in fourth quarter 2009 amounted to 49 M€ in comparison with -53 M€ in fourth quarter 2008. This caption mainly reflects the minority interests in 14.9% of YPF earnings following the divestment made in February 2008.

Preview of income statement for fourth quarter 2009

4.-	HIGHLIGHTS

Since the publication of third quarter 2009 results, the most significant items announced by the Company were as follows:

In Upstream, on 26 November, Repsol announced the agreement for development of the Caipipendi block (joint development of the Margarita and Huacaya fields) which will increase gas production sevenfold over the next five years to a total of 14 million cubic metres per day from the current 2 million cubic metres per day. Containing 3.7 Tcfs of resources (equivalent to three years’ consumption in Spain) and situated in the Tarija and Chuquisaca states in Bolivia, the block is being developed and operated by a consortium comprising Repsol YPF Bolivia, S.A. (37.5% and the Operator), BG (37.5%), and PAE E&P Bolivia (25%) under the Operations Agreement entered into with Yacimientos Petrolíferos Fiscales Bolivianos.

On 27 November, an arbitration decision was handed down resolving the controversy between Repsol-Gas Natural and Sonatrach on the termination of the agreement in relation to the integrated Gassi Touil project awarded in 2004. The Arbitration Court declared the aforementioned agreement terminated in accordance with the clauses contained therein and does not contemplate any compensation by any of the parties to the agreement as a result of its rescission. In addition, pursuant to the arbitration decision, Sonatrach must acquire the stakes held by the Spanish companies in the joint venture in charge of the liquefaction process of the Gassi Touil project and must pay an amount equivalent to that company’s current cash position.

On 18 January 2010, Repsol executed an agreement for the exploitation of a new block in Algeria. Repsol entered into an agreement with Sonatrach and the Algerian National Agency for the Appraisal of Resources (ALNAFT) for the exploration and exploitation of the Sud-Est Illizi block in southeast Algeria. The consortium that will be responsible for conducting exploration activities is made up of Repsol (52.5% and operator), Italy’s Enel (27.5%), and the French-Belgian company GdF Suez (20%). Awarded on 20 December 2009, this block bolsters Repsol’s positioning in Algeria where the Company has a major presence in the Reggane, Tinfouye Tabenkort, and Tifernine areas and reaffirms its commitment to this country as one of the growth areas contemplated in the 2008-2012 Strategic Plan.

On 21 January 2010, Repsol was awarded two exploration licenses in Norway. The estimated potential oil and gas resources make this country one of the core areas for Repsol and for the industry. Repsol is the operator of the PL-541 license situated in Norway’s North Sea. The Company holds a 50% stake in this project jointly with Italy’s Edison (35%) and Norway’s Skagen (15%). Thanks to this award, for the first time Repsol will become an operator in the Norwegian Continental Shelf (NCS), underscoring the Norwegian Authorities’ recognition of the Company’s capabilities, highly valued by the industry. Repsol holds a 40% stake, jointly with Austria’s OMV (50% and operator) and Norway’s Skagen (10%) in the second license, PL 557, in the Norwegian Sea.

In February 2010, a consortium of international companies led by Repsol (11%) was awarded the important Carabobo-1 project by the Government of Venezuela. The project calls for the development of heavy oil reserves, jointly with PDVSA, in the Carabobo 1 Norte and Carabobo 1 Centro blocks in the Orinoco Oil Belt, containing one of the world’s largest oil and gas reserves. This project, which could reach a maximum production of 400,000 bopd over a 40-year period, also contemplates the construction of a heavy oil upgrader with nearly 200,000 bopd processing capacity.

In the Corporation, on 25 November, the Repsol Board of Directors approved a gross interim dividend of 0.425 per share. The 2009 interim dividend represents 81% of the amount paid in 2008 and is in line with the current scenario of lower oil prices and profit in the industry.

On 16 February, at the request of the Spanish Stock Exchange Commission (CNMV) and in response to news in the media, Repsol YPF reported that, as part of its permanent and dynamic management of its business portfolio, it had given a mandate to an investment bank to study the possibility of a partial divestment in Compañía Logística de Hidrocarburos.

Preview of income statement for fourth quarter 2009

5.-	COMPARISON OF INFORMATION

On 1 July 2008, the Group’s stake in Alberto Pacualini Refap, S.A. (REFAP) was classified as a “Non-current asset held for sale” in accordance with the provisions of IFRS 5 Non-current assets held for sale and discontinued operations. Nevertheless, because of the unfavourable global scenario of this asset’s business sector and the widespread financial crisis, the sales process initiated by the Group was not concluded successfully. Consequently, in the fourth quarter 2009, the stake in REFAP was again proportionally incorporated in the Group’s financial statements.

To facilitate the comparison of fourth quarter 2009 and previous quarters and in accordance with accounting standards, the figures for fourth quarter 2008 and for previous quarters in 2009 were amended appropriately, with REFAP integrated proportionally throughout the entire years 2008 and 2009. This change in the accounting classification of REFAP does not affect the years prior to 2008. The year-on-year variations in the financial statements for 2008 contained in this earnings preview with respect to the earnings preview for fourth quarter 2008 are shown in the following tables:

	31/12/2008 in 2009 annual income statement	Integration of REFAP 2nd half of 2008	31/12/2008 in 2008 annual income statement
ASSETS
Intangible assets:	4,283	204	4,079
a) Goodwill	3,055	204	2,851
b) Other intangible assets	1,228	—	1,228
Property, plant and equipment	26,094	357	25,737
Investment property	31	—	31
Equity-accounted financial assets	525	—	525
Non-current financial assets	2,465	-1	2,466
Deferred tax assets	1,530	67	1,463
Other non-current assets	276	—	276

NON-CURRENT ASSETS	35,204	627	34,577

Non-current assets classified as held for sale	163	-1,088	1,251
Inventories	3,641	57	3,584
Trade and other receivables	6,636	4	6,632
a) Trade and other receivables	4,228	19	4,209
b) Other receivables	2,164	-16	2,180
c) Current tax assets	244	1	243
Other current financial assets	498	4	494
Cash and cash equivalents	2,922	31	2,891

CURRENT ASSETS	13,860	-992	14,852

TOTAL ASSETS	49,064	-365	49,429

Preview of income statement for fourth quarter 2009

	31/12/2008 in 2009 annual income statement	Integration of REFAP 2nd half of 2008	31/12/2008 in 2008 annual income statement
LIABILITIES AND EQUITY
EQUITY
Shareholders’ equity	21,003	-156	21,159
Adjustments for change in value	-1,169	-110	-1,059
ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	19,834	-266	20,100
ATTRIBUTABLE TO MINORITY INTERESTS	1,170	—	1,170

TOTAL EQUITY	21,004	-266	21,270

Subsidies	108	—	108
Non-current provisions	2,718	8	2,710
Non-current financial debt:	10,432	117	10,315
a) Debt with credit entities and debentures or other marketable securities	10,118	117	10,001

b) Other financial liabilities	314	—	314
Deferred tax liabilities	2,559	5	2,554
Other non-current liabilities	1,451	—	1,451

NON-CURRENT LIABILITIES	17,268	130	17,138

Liabilities associated with non-current assets held for sale	12	-589	601
Current provisions	439	2	437
Current financial liabilities	1,853	65	1,788
a) Debt with credit entities and debentures or other marketable securities	1,807	65	1,742
b) Other financial liabilities	46	—	46
Trade debtors and other payables:	8,488	293	8,195
a) Suppliers	3,174	296	2,878
b) Other payables	5,024	-3	5,027
c) Current tax liabilities	290	—	290

CURRENT LIABILITIES	10,792	-229	11,021

TOTAL LIABILITIES	49,064	-365	49,429

Preview of income statement for fourth quarter 2009

	31/12/2008 in 2009 annual income statement	Integration of REFAP 2nd half of 2008	31/12/2008 in 2008 annual income statement
INCOME STATEMENT
Sales	58,475	735	57,740
Other income	3,236	1	3,235
OPERATING REVENUES	61,711	736	60,975
Supplies	-41,395	-534	-40,861
Other expenses	-15,296	-265	-15,031
OPERATING EXPENSES	-56,691	-799	-55,892

OPERATING INCOME	5,020	-63	5,083

FINANCIAL EXPENSES	-544	-172	-372
INCOME BEFORE INCOME TAX AND INCOME OF ASSOCIATES	4,476	-235	4,711
Income tax	-1,861	79	-1,940
Share in income of companies carried by the equity method	66	—	66
Income from continued operations	2,681	-156	2,837

INCOME FOR THE PERIOD	2,681	-156	2,837

Minority Interests	-126	—	-126

EQUITY HOLDERS OF THE PARENT	2,555	-156	2,711

Pages 33 to 38 of this earnings preview also provide information on 2009 results broken down by quarters, taking into account the above-mentioned change in the accounting classification of the stake in the REFAP Group.

Madrid, 25 February 2010

Investor Relations

E-mail: inversores@repsolypf.com

Website: www.repsol.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel: 34 917 53 55 48

Fax: 34 913 48 87 77

A teleconference for analysts and institutional investors is scheduled today, 25 February, at 14:00 p.m. (CET) to report on Repsol’s fourth quarter 2009 results.

The teleconference can be followed live at Repsol’s website (www.repsol.com).

A recording of the entire event will be available for at least one month at the company’s website www.repsol.com for investors and any interested party.

Preview of income statement for fourth quarter 2009

TABLES

4TH QUARTER 2009 RESULTS

Preview of income statement for fourth quarter 2009

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q08	3Q09	4Q09	2008	2009
EBITDA	783	1,834	1,828	8,121	6,749
Income from continuous operations before financial expenses	(19)	910	681	5,020	3,244
Financial expenses	(230)	(222)	(263)	(544)	(468)
Income before income tax and income of associates	(249)	688	418	4,476	2,776
Income tax	10	(284)	(186)	(1,861)	(1,130)
Share in income of companies carried by the equity method	(1)	19	18	66	86
Income for the period from discontinued activities	—	—	12	—	12
Income for the period	(240)	423	262	2,681	1,744

ATTRIBUTABLE TO:

Minority interests	(53)	38	51	126	185

EQUITY HOLDERS OF THE PARENT	(187)	385	211	2,555	1,559

Earnings per share accrued by parent company (*)
* Euros/share	-0.15	0.32	0.17	2.10	1.29
* $/ADR	-0.21	0.47	0.25	2.93	1.85

(*)	The issued share capital of Repsol YPF, S.A. consists of 1,220,863,463 shares. Earning per share is calculated considering the average number of outstanding shares and including own shares held by the Company. The average number of outstanding shares was 1,214,598,084 in 2008 and 1,211,026,225 in 2009.

Dollar/euro exchange rate at date of closure of each quarter 1.392 dollars per euro in 4Q08 1.464 dollars per euro in 3Q09 1.441 dollars per euro in 4Q09

Preview of income statement for fourth quarter 2009

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	4Q08			JANUARY-DECEMBER 2008
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	(19)	(10)	(29)	5,020	(75)	4,945
Upstream	259	(7)	252	2,258	(31)	2,227
LNG	37	—	37	125	—	125
Downstream	(459)	(24)	(483)	1,048	16	1,064
YPF	113	18	131	1,159	158	1,317
Gas Natural SDG	132	4	136	555	13	568
Corporate and others	(101)	(1)	(102)	(125)	(231)	(356)
Financial expenses	(230)	—	(230)	(544)	—	(544)
Income before income tax and income of associates	(249)	(10)	(259)	4,476	(75)	4,401
Income tax	10	2	12	(1,861)	(179)	(2,040)
Share in income of companies carried by the equity method	(1)	—	(1)	66	—	66
Income for the period from discontinued activities	—	—	—	—	—	—
Income for the period	(240)	(8)	(248)	2,681	(254)	2,427

ATTRIBUTABLE TO:

Minority interests	(53)	—	(53)	126	—	126

EQUITY HOLDERS OF THE PARENT	(187)	(8)	(195)	2,555	(254)	2,301

	3Q09			JANUARY-SEPTEMBER 2009
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	910	(42)	868	2,563	(256)	2,307
Upstream	293	9	302	618	41	659
LNG	5	—	5	39	—	39
Downstream	210	5	215	845	3	848
YPF	211	—	211	663	(205)	458
Gas Natural SDG	226	—	226	560	—	560
Corporate and others	(35)	(56)	(91)	(162)	(95)	(257)
Financial expenses	(222)	—	(222)	(205)	—	(205)
Income before income tax and income of associates	688	(42)	646	2,358	(256)	2,102
Income tax	(284)	18	(266)	(944)	129	(815)
Share in income of companies carried by the equity method	19	—	19	68	—	68
Income for the period from discontinued activities	—	—	—	—	—	—
Income for the period	423	(24)	399	1,482	(127)	1,355

ATTRIBUTABLE TO:

Minority interests	38	—	38	134	(18)	116

EQUITY HOLDERS OF THE PARENT	385	(24)	361	1,348	(109)	1,239

	4Q09			JANUARY-DECEMBER 2009
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	681	140	821	3,244	(116)	3,128
Upstream	163	62	225	781	103	884
LNG	(100)	111	11	(61)	111	50
Downstream	177	(11)	166	1,022	(8)	1,014
YPF	358	(27)	331	1,021	(232)	789
Gas Natural SDG	188	(3)	185	748	(3)	745
Corporate and others	(105)	8	(97)	(267)	(87)	(354)
Financial expenses	(263)	—	(263)	(468)	—	(468)
Income before income tax and income of associates	418	140	558	2,776	(116)	2,660
Income tax	(186)	(56)	(242)	(1,130)	73	(1,057)
Share in income of companies carried by the equity method	18	—	18	86	—	86
Income for the period from discontinued activities	12	(12)	—	12	(12)	—
Income for the period	262	72	334	1,744	(55)	1,689

ATTRIBUTABLE TO:

Minority interests	51	(2)	49	185	(20)	165

EQUITY HOLDERS OF THE PARENT	211	74	285	1,559	(35)	1,524

Preview of income statement for fourth quarter 2009

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q08	3Q09	4Q09	2008	2009
Upstream	830	840	926	4,914	2,988
USA and Brazil	60	209	221	353	614
North of Africa	235	225	218	1,907	719
Rest of the world	593	423	519	2,751	1,748
Adjustments	(58)	(17)	(32)	(97)	(93)

LNG	371	252	223	1,544	1,028

Downstream	7,476	8,605	8,894	43,183	32,838
Europe	6,653	8,002	8,277	39,903	30,493
Rest of the world	1,021	1,018	1,082	5,547	3,887
Adjustments	(198)	(415)	(465)	(2,267)	(1,542)

YPF	2,556	2,017	2,318	10,082	8,678
Upstream	1,207	947	1,032	4,269	4,369
Downstream	2,034	1,626	1,796	8,153	6,657
Corporate	79	74	115	280	307
Adjustments	(764)	(630)	(625)	(2,620)	(2,655)

Gas Natural SDG	1,199	1,268	1,353	4,210	4,652

Corporate & others	(405)	(260)	(378)	(2,222)	(1,152)

TOTAL	12,027	12,722	13,336	61,711	49,032

Preview of income statement for fourth quarter 2009

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS BEFORE

FINANCIAL EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q08	3Q09	4Q09	2008	2009

Upstream	259	293	163	2,258	781
USA and Brazil	(16)	39	32	40	63
North of Africa	83	166	48	1,202	372
Rest of the world	192	88	83	1,016	346

LNG	37	5	(100)	125	(61)

Downstream	(459)	210	177	1,048	1,022
Europe	(345)	176	146	1,127	800
Rest of the world	(114)	34	31	(79)	222

YPF	113	211	358	1,159	1,021
Upstream	76	108	187	441	795
Downstream	83	124	169	901	310
Corporate	(46)	(21)	2	(183)	(84)

Gas Natural SDG	132	226	188	555	748

Corporate & others	(101)	(35)	(105)	(125)	(267)

TOTAL	(19)	910	681	5,020	3,244

Preview of income statement for fourth quarter 2009

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q08	3Q09	4Q09	2008	2009

Upstream	439	510	556	2,864	1,699
USA and Brazil	(5)	170	199	134	433
North of Africa	158	178	171	1,371	554
Rest of the world	286	162	186	1,359	712

LNG	47	35	42	173	150

Downstream	(402)	371	307	1,736	1,626
Europe	(268)	317	248	1,746	1,306
Rest of the world	(134)	54	59	(10)	320

YPF	573	593	677	2,802	2,344
Upstream	453	428	474	1,797	1,908
Downstream	138	166	214	1,074	489
Corporate	(18)	(1)	(11)	(69)	(53)

Gas Natural SDG	206	383	329	848	1,232

Corporate & others	(80)	(58)	(83)	(302)	(302)

TOTAL	783	1,834	1,828	8,121	6,749

Preview of income statement for fourth quarter 2009

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q08	3Q09	4Q09	2008	2009

Upstream	326	290	180	1,184	1,122
USA and Brazil	129	119	67	478	435
North of Africa	97	82	15	376	241
Rest of the world	100	89	98	330	446

LNG	19	33	22	242	125

Downstream	602	463	422	1,545	1,649
Europe	581	449	396	1,469	1,583
Rest of the world	21	14	26	76	66

YPF	596	181	338	1,508	956
Upstream	486	120	198	1,215	676
Downstream	76	41	114	192	214
Corporate	34	20	26	101	66

Gas Natural SDG	170	277	220	894	5,060

Corporate & others	94	25	10	224	91

TOTAL	1,807	1,269	1,192	5,597	9,003

Preview of income statement for fourth quarter 2009

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2008	DECEMBER 2009

NON-CURRENT ASSETS
Goodwill	3,055	4,733
Other intangible assets	1,228	2,085
Property, Plant and Equipment	26,094	31,900
Investment property	31	35
Equity-accounted financial investments	525	531
Non-current financial assets
Non-current financial instruments	1,584	1,559
Others	881	173
Deferred tax assets	1,530	2,021
Other non-current assets	276	273

CURRENT ASSETS
Non-current assets classified as held for sale (*)	163	746
Inventories	3,641	4,233
Trade and other receivables	6,636	6,773
Other current financial assets	498	713
Cash and cash equivalents	2,922	2,308

TOTAL ASSETS	49,064	58,083

TOTAL EQUITY
Attributable to equity holders of the parent	19,834	19,951
Attributable to minority interests	1,170	1,440

NON-CURRENT LIABILITIES
Subsidies	108	124
Non-current provisions	2,718	3,097
Non-current financial debt	10,432	15,411
Deferred tax liabilities	2,559	3,395
Other non-current liabilities
Current debt for finance leases	721	1,919
Others	730	753

CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale (*)	12	185
Current provisions	439	282
Current financial liabilities	1,853	3,499
Trade debtors and other payables:
Current debt for finance leases	31	172
Other trade debtors and payables	8,457	7,855

TOTAL LIABILITIES	49,064	58,083

(*)	Assets and liabilities associated with non-current assets held for sale are included in these lines.

Preview of income statement for fourth quarter 2009

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-DECEMBER
	2008	2009

I.CASH FLOWS FROM OPERATING ACTIVITIES

Income before taxes and associates	4,476	2,776
Adjustments:
Depreciation of Property, Plant and Equipment	3,115	3,620
Other adjustments (net)	530	353

EBITDA	8,121	6,749

Variation in working capital	1,266	(590)

Dividends received	110	86
Income taxes received/(paid)	(2,399)	(1,168)
Other proceeds/(payments) from operating activities	(359)	(312)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES	(2,648)	(1,394)

	6,739	4,765

II. CASH FLOWS FROM INVESTING ACTIVITIES

Investment payments
Group companies, associates, and business units	(99)	(4,463)
Property, plant and equipment, intangible assets and property investments	(4,925)	(4,348)
Other financial assets	(573)	(192)

Total Investments	(5,597)	(9,003)
Proceeds on divestments	1,045	1,093
Other cash flows	(128)	56

	(4,680)	(7,854)

III. CASH FLOWS FROM FINANCING ACTIVITIES

Receipts/Payments from equity instruments	(245)	230
Proceeds on issue of financial liabilities	3,465	10,618
Payments for return and amortization of financial obligations	(3,052)	(5,953)
Dividends paid	(1,608)	(1,935)
Interest paid	(632)	(776)
Other proceeds/(payments) from financing activities	316	321

	(1,756)	2,505

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,585	2,922

Net cash flows (I, II y III)	303	(584)

Translation differences	34	(30)

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	2,922	2,308

Preview of income statement for fourth quarter 2009

CONSOLIDATED GROUP FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT OF THE CONSOLIDATED GROUP (M€)	3Q09	4Q09	% Variation 4Q09/3Q09	Jan-Dec 09
NET DEBT AT THE START OF THE PERIOD	10,447	10,607	1.5	3,481
EBITDA	-1,834	-1,828	-0.3	-6,749
VARIATION IN TRADE WORKING CAPITAL	-127	402	—	590
INVESTMENTS (1)	1,255	1,171	-6.7	8,964
DIVESTMENTS (1)	-162	-453	179.6	-1,037
DIVIDENDS (including affiliates)	635	553	-12.9	1,935
TRANSLATION DIFFERENCES	-35	145	—	125
TAXES PAID	366	323	-11.7	1,168
UNION FENOSA DEBT INCORPORATION	-195	14	—	1,809
OTHER MOVEMENTS	257	-6	—	642
NET DEBT AT THE CLOSE OF THE PERIOD	10,607	10,928	3.0	10,928
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	14,333	14,654	2.2	14,654

Debt ratio
CAPITAL EMPLOYED (M€)	35,889	36,044	0.4	36,044
NET DEBT / TOTAL CAPITAL EMPLOYED (%)	29.6	30.3	2.4	30.3
NET DEBT + PREFERRED SHARES / CAPITAL EMPLOYED (%)	39.9	40.7	2.0	40.7
ROACE before non-adjusted items (%)	6.0	5.5	-8.3	6.2

(1)	Additionally, in the January-December 2009 period, financial investments were made totalling 39 M€, which implies total investments of 9,003 M€. Financial divestments were also made totalling 56M€, which implies 1,093 M€ in total divestments.

Unaudited figures (IFRS)

4Q08	3Q09	4Q09	% Variation 4Q09/4Q08	FINANCIAL INCOME / EXPENSES OF THE CONSOLIDATED GROUP (M€)	Jan-Dec 08	Jan-Dec 09	% Variation 09/08
-114	-168	-164	43.9	NET INTEREST EXPENSE (incl. preferred shares)	-428	-610	42.5
-68	19	-38	-44.1	HEDGING POSITIONS INCOME/EXPENSE	31	340	—
-15	-7	-10	-33.3	Interest rate	-55	34	—
-53	26	-28	-47.2	Exchange rate	86	306	—
-38	-40	-63	65.8	UPDATE OF PROVISIONS	-144	-186	29.2
21	30	30	42.9	CAPITALISED INTEREST	67	122	82.1
-31	-63	-28	-9.7	OTHER FINANCIAL INCOME / EXPENSES	-70	-134	91.4
-230	-222	-263	14.3	TOTAL	-544	-468	-14.0

Preview of income statement for fourth quarter 2009

TABLES

OPERATING HIGHLIGHTS

4TH QUARTER 2009

Preview of income statement for fourth quarter 2009

OPERATING HIGHLIGHTS UPSTREAM

		2008					2009					% Variation
	Unit	1Q	2Q	3Q	4Q	Accum.	1Q	2Q	3Q	4Q	Accum.	09 / 08
HYDROCARBON PRODUCTION	K Boed	333	336	331	330	333	317	340	327	349	334	0.3%

Crude and Liquids production	K Boed	131	131	126	124	128	113	132	141	149	134	4.9%
USA and Brazil	K Boed	15	15	14	13	14	12	31	46	48	34	140.4%
North Africa	K Boed	55	55	55	55	55	40	39	37	44	40	-27.1%
Rest of the world	K Boed	61	60	57	57	59	61	62	58	58	60	1.8%

Natural gas production	K Boed	202	206	205	206	205	204	208	186	200	199	-2.6%
USA and Brazil	K Boed	1	1	1	1	1	1	2	3	3	2	203.5%
North Africa	K Boed	10	9	9	13	10	14	13	7	12	12	11.9%
Rest of the world	K Boed	192	196	195	192	194	189	193	176	185	186	-4.1%

Preview of income statement for fourth quarter 2009

OPERATING HIGHLIGHTS DOWNSTREAM

		2008					2009					% Variation
	Unit	1Q	2Q	3Q	4Q	Accum.	1Q	2Q	3Q	4Q	Accum.	09 / 08
CRUDE PROCESSED	Mtoe	10.1	10.0	10.3	9.7	40.1	9.8	8.7	8.6	8.0	35.1	-12.4%
Europe	Mtoe	8.5	8.4	8.9	8.3	34.0	8.2	7.1	7.1	6.3	28.7	-15.8%
Rest of the world	Mtoe	1.7	1.6	1.4	1.4	6.1	1.6	1.6	1.6	1.7	6.5	6.7%

SALES OF OIL PRODUCTS	Kt	11,072	10,865	11,192	10,734	43,863	10,053	9,938	9,759	9,679	39,429	-10.1%
Europe	Kt	9,064	8,915	9,301	9,081	36,361	8,522	8,279	8,242	7,927	32,970	-9.3%
–Own network	Kt	5,906	5,640	6,104	5,549	23,199	5,256	5,344	5,343	5,226	21,169	-8.8%
- Light products	Kt	4,865	4,685	5,102	4,684	19,336	4,386	4,416	4,489	4,490	17,781	-8.0%
- Other Products	Kt	1,041	955	1,002	865	3,863	870	928	854	736	3,388	-12.3%
–Other Sales to Domestic Market	Kt	1,688	1,675	1,708	1,855	6,926	1,786	1,560	1,526	1,350	6,222	-10.2%
- Light products	Kt	1,227	1,179	1,174	1,405	4,985	1,278	1,064	1,080	898	4,320	-13.3%
- Other Products	Kt	461	496	534	450	1,941	508	496	446	452	1,902	-2.0%
–Exports	Kt	1,470	1,600	1,489	1,677	6,236	1,480	1,375	1,373	1,351	5,579	-10.5%
- Light products	Kt	408	454	304	595	1,761	527	549	412	361	1,849	5.0%
- Other Products	Kt	1,062	1,146	1,185	1,082	4,475	953	826	961	990	3,730	-16.6%
Rest of the world	Kt	2,008	1,950	1,891	1,653	7,502	1,531	1,659	1,517	1,752	6,459	-13.9%
–Own network	Kt	789	812	779	601	2,981	418	478	460	498	1,854	-37.8%
- Light products	Kt	667	644	631	470	2,412	354	379	378	398	1,509	-37.4%
- Other Products	Kt	122	168	148	131	569	64	99	82	100	345	-39.4%
–Other Sales to Domestic Market	Kt	782	826	823	765	3,196	808	852	832	914	3,406	6.6%
- Light products	Kt	591	589	597	546	2,323	561	593	626	663	2,443	5.2%
- Other Products	Kt	191	237	226	219	873	247	259	206	251	963	10.3%
–Exports	Kt	437	312	289	287	1,325	305	329	225	340	1,199	-9.5%
- Light products	Kt	105	58	117	141	421	140	212	161	146	659	56.5%
- Other Products	Kt	332	254	172	146	904	165	117	64	194	540	-40.3%

CHEMICALS
Sales of petrochemicals products	Kt	793	701	625	482	2,602	458	707	541	599	2,306	-11.4%
Europe	Kt	711	624	564	450	2,348	412	577	462	549	2,000	-14.8%
Base petrochemical	Kt	183	170	134	94	580	74	173	103	158	508	-12.5%
Derivative petrochemicals	Kt	529	454	429	356	1,768	338	404	359	391	1,492	-15.6%
Rest of the world	Kt	82	77	62	33	254	46	130	79	51	306	20.4%
Base petrochemical	Kt	15	17	12	4	49	0	25	16	19	59	21.1%
Derivative petrochemicals	Kt	67	60	49	28	205	46	106	64	32	246	20.3%

LPG
LPG sales	Kt	917	756	692	858	3,223	871	713	652	757	2,993	-7.1%
Europe	Kt	602	387	306	527	1,822	577	372	283	445	1,677	-8.0%
Rest of the world	Kt	314	369	386	331	1,400	294	341	369	312	1,316	-6.0%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

Preview of income statement for fourth quarter 2009

OPERATING HIGHLIGHTS YPF

		2008					2009					% Variation
	Unit	1Q	2Q	3Q	4Q	Accum.	1Q	2Q	3Q	4Q	Accum.	09 / 08
UPSTREAM
HYDROCARBON PRODUCTION	K Boed	632	592	643	609	619	601	598	566	524	572	-7.7%
Crude and Liquids production	K Boed	329	288	319	325	315	323	310	287	296	304	-3.6%
Argentina	K Boed	329	288	315	320	313	320	307	285	294	301	-3.7%
Rest of the world	K Boed	0	0	3	4	2	3	2	2	2	2	15.9%
Natural gas production	K Boed	303	304	325	284	304	278	288	279	228	268	-11.9%
Argentina	K Boed	303	304	324	284	304	277	288	279	227	268	-11.9%
Rest of the world	K Boed	0	0	1	1	0	1	0	0	0	0	4.4%

DOWNSTREAM
CRUDE PROCESSED	M toe	4.2	4.2	4.2	4.0	16.6	4.0	4.2	3.7	3.8	15.7	-5.6%

SALES OF OIL PRODUCTS (*)	Kt	3,705	3,783	4,026	3,689	15,203	3,539	3,689	3,220	3,458	13,906	-8.5%
Own network	Kt	2,622	2,943	3,014	2,634	11,213	2,684	2,829	2,713	2,665	10,891	-2.9%
Light products	Kt	2,143	2,135	2,269	2,279	8,826	2,213	2,157	2,181	2,294	8,846	0.2%
Other Products	Kt	479	808	745	355	2,387	472	671	532	371	2,046	-14.3%
Other Sales to Domestic Market	Kt	302	314	340	326	1,282	316	324	244	304	1,188	-7.3%
Light products	Kt	231	257	272	253	1,013	208	205	178	158	749	-26.0%
Other Products	Kt	71	57	68	73	269	108	119	66	146	439	63.2%
Exports	Kt	781	526	672	729	2,708	539	536	263	489	1,827	-32.5%
Light products	Kt	220	183	320	214	937	186	168	134	133	620	-33.8%
Other Products	Kt	561	343	352	515	1,771	353	368	130	356	1,206	-31.9%

PETROCHEMICALS
SALES OF PETROCHEMICALS PRODUCTS	Kt	406	377	388	334	1,506	270	346	457	407	1,479	-1.8%
Base petrochemical	Kt	48	49	46	26	169	43	46	44	45	179	5.6%
Derivative petrochemicals	Kt	359	328	342	308	1,336	226	300	413	362	1,301	-2.6%

LPG
LPG sales	Kt	114	78	98	89	378	113	109	89	85	397	4.9%

Other sales to domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

(*)	Includes YPF S.A. + 50% Refinor + Lubricants Chile

Preview of income statement for fourth quarter 2009

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain on December 2009. Both documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Preview of income statement for fourth quarter 2009

TABLES

2009 RESULTS

BROKEN DOWN BY QUARTERS

Preview of income statement for fourth quarter 2009

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES				ACCUMULATED DATA
	1Q09	2Q09	3Q09	4Q09	1Q09	2Q09	3Q09	4Q09

EBITDA	1,471	1,616	1,834	1,828	1,471	3,087	4,921	6,749
Income from continuous operations before financial expenses	957	696	910	681	957	1,653	2,563	3,244
Financial expenses	(32)	49	(222)	(263)	(32)	17	(205)	(468)
Income before income tax and income of associates	925	745	688	418	925	1,670	2,358	2,776
Income tax	(365)	(295)	(284)	(186)	(365)	(660)	(944)	(1,130)
Share in income of companies carried by the equity method	27	22	19	18	27	49	68	86
Income for the period from discontinued activities	—	—	—	12	—	—	—	12
Income for the period	587	472	423	262	587	1,059	1,482	1,744

ATTRIBUTABLE TO:

Minority interests	58	38	38	51	58	96	134	185

EQUITY HOLDERS OF THE PARENT	529	434	385	211	529	963	1,348	1,559

Preview of income statement for fourth quarter 2009

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	1Q09			JANUARY-MARCH 2009
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted

Income from continuous operations before financial expenses	957	(218)	739	957	(218)	739
Upstream	185	—	185	185	—	185
LNG	11	—	11	11	—	11
Downstream	310	(5)	305	310	(5)	305
YPF	323	(171)	152	323	(171)	152
Gas Natural SDG	169	—	169	169	—	169
Corporate and others	(41)	(42)	(83)	(41)	(42)	(83)
Financial expenses	(32)	—	(32)	(32)	—	(32)
Income before income tax and income of associates	925	(218)	707	925	(218)	707
Income tax	(365)	86	(279)	(365)	86	(279)
Share in income of companies carried by the equity method	27	—	27	27	—	27
Income for the period from discontinued activities	—	—	—	—	—	—
Income for the period	587	(132)	455	587	(132)	455

ATTRIBUTABLE TO:
Minority interests	58	(17)	41	58	(17)	41

EQUITY HOLDERS OF THE PARENT	529	(115)	414	529	(115)	414

	2Q09			JANUARY-JUNE 2009
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted

Income from continuous operations before financial expenses	696	4	700	1,653	(214)	1,439
Upstream	140	32	172	325	32	357
LNG	23	—	23	34	—	34
Downstream	325	3	328	635	(2)	633
YPF	129	(34)	95	452	(205)	247
Gas Natural SDG	165	—	165	334	—	334
Corporate and others	(86)	3	(83)	(127)	(39)	(166)
Financial expenses	49	—	49	17	—	17
Income before income tax and income of associates	745	4	749	1,670	(214)	1,456
Income tax	(295)	25	(270)	(660)	111	(549)
Share in income of companies carried by the equity method	22	—	22	49	—	49
Income for the period from discontinued activities	—	—	—	—	—	—
Income for the period	472	29	501	1,059	(103)	956

ATTRIBUTABLE TO:
Minority interests	38	(1)	37	96	(18)	78

EQUITY HOLDERS OF THE PARENT	434	30	464	963	(85)	878

	3Q09			JANUARY-SEPTEMBER 2009
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted

Income from continuous operations before financial expenses	910	(42)	868	2,563	(256)	2,307
Upstream	293	9	302	618	41	659
LNG	5	—	5	39	—	39
Downstream	210	5	215	845	3	848
YPF	211	—	211	663	(205)	458
Gas Natural SDG	226	—	226	560	—	560
Corporate and others	(35)	(56)	(91)	(162)	(95)	(257)
Financial expenses	(222)	—	(222)	(205)	—	(205)
Income before income tax and income of associates	688	(42)	646	2,358	(256)	2,102
Income tax	(284)	18	(266)	(944)	129	(815)
Share in income of companies carried by the equity method	19	—	19	68	—	68
Income for the period from discontinued activities	—	—	—	—	—	—
Income for the period	423	(24)	399	1,482	(127)	1,355

ATTRIBUTABLE TO:
Minority interests	38	—	38	134	(18)	116

EQUITY HOLDERS OF THE PARENT	385	(24)	361	1,348	(109)	1,239

	4Q09			JANUARY-DECEMBER 2009
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted

Income from continuous operations before financial expenses	681	140	821	3,244	(116)	3,128
Upstream	163	62	225	781	103	884
LNG	(100)	111	11	(61)	111	50
Downstream	177	(11)	166	1,022	(8)	1,014
YPF	358	(27)	331	1,021	(232)	789
Gas Natural SDG	188	(3)	185	748	(3)	745
Corporate and others	(105)	8	(97)	(267)	(87)	(354)
Financial expenses	(263)	—	(263)	(468)	—	(468)
Income before income tax and income of associates	418	140	558	2,776	(116)	2,660
Income tax	(186)	(56)	(242)	(1,130)	73	(1,057)
Share in income of companies carried by the equity method	18	—	18	86	—	86
Income for the period from discontinued activities	12	(12)	—	12	(12)	—
Income for the period	262	72	334	1,744	(55)	1,689

ATTRIBUTABLE TO:
Minority interests	51	(2)	49	185	(20)	165

EQUITY HOLDERS OF THE PARENT	211	74	285	1,559	(35)	1,524

Preview of income statement for fourth quarter 2009

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES				ACCUMULATED DATA
	1Q09	2Q09	3Q09	4Q09	1Q09	2Q09	3Q09	4Q09

Upstream	561	661	840	926	561	1,222	2,062	2,988
USA and Brazil	44	140	209	221	44	184	393	614
North of Africa	144	132	225	218	144	276	501	719
Rest of the world	393	413	423	519	393	806	1,229	1,748
Adjustments	(20)	(24)	(17)	(32)	(20)	(44)	(61)	(93)

LNG	284	269	252	223	284	553	805	1,028

Downstream	7,668	7,671	8,605	8,894	7,668	15,339	23,944	32,838
Europe	7,133	7,081	8,002	8,277	7,133	14,214	22,216	30,493
Rest of the world	834	953	1,018	1,082	834	1,787	2,805	3,887
Adjustments	(299)	(363)	(415)	(465)	(299)	(662)	(1,077)	(1,542)

YPF	2,298	2,045	2,017	2,318	2,298	4,343	6,360	8,678
Upstream	1,325	1,065	947	1,032	1,325	2,390	3,337	4,369
Downstream	1,604	1,631	1,626	1,796	1,604	3,235	4,861	6,657
Corporate	56	62	74	115	56	118	192	307
Adjustments	(687)	(713)	(630)	(625)	(687)	(1,400)	(2,030)	(2,655)

Gas Natural SDG	979	1,052	1,268	1,353	979	2,031	3,299	4,652

Corporate & others	(214)	(300)	(260)	(378)	(214)	(514)	(774)	(1,152)

TOTAL	11,576	11,398	12,722	13,336	11,576	22,974	35,696	49,032

Preview of income statement for fourth quarter 2009

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES				ACCUMULATED DATA
	1Q09	2Q09	3Q09	4Q09	1Q09	2Q09	3Q09	4Q09

Upstream	185	140	293	163	185	325	618	781
USA and Brazil	1	(9)	39	32	1	(8)	31	63
North of Africa	89	69	166	48	89	158	324	372
Rest of the world	95	80	88	83	95	175	263	346

LNG	11	23	5	(100)	11	34	39	(61)

Downstream	310	325	210	177	310	635	845	1,022
Europe	246	232	176	146	246	478	654	800
Rest of the world	64	93	34	31	64	157	191	222

YPF	323	129	211	358	323	452	663	1,021
Upstream	354	146	108	187	354	500	608	795
Downstream	(1)	18	124	169	(1)	17	141	310
Corporate	(30)	(35)	(21)	2	(30)	(65)	(86)	(84)

Gas Natural SDG	169	165	226	188	169	334	560	748

Corporate & others	(41)	(86)	(35)	(105)	(41)	(127)	(162)	(267)

TOTAL	957	696	910	681	957	1,653	2,563	3,244

Preview of income statement for fourth quarter 2009

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES				ACCUMULATED DATA
	1Q09	2Q09	3Q09	4Q09	1Q09	2Q09	3Q09	4Q09

Upstream	310	323	510	556	310	633	1,143	1,699
USA and Brazil	10	54	170	199	10	64	234	433
North of Africa	110	95	178	171	110	205	383	554
Rest of the world	190	174	162	186	190	364	526	712

LNG	29	44	35	42	29	73	108	150

Downstream	454	494	371	307	454	948	1,319	1,626
Europe	370	371	317	248	370	741	1,058	1,306
Rest of the world	84	123	54	59	84	207	261	320

YPF	529	545	593	677	529	1,074	1,667	2,344
Upstream	503	503	428	474	503	1,006	1,434	1,908
Downstream	45	64	166	214	45	109	275	489
Corporate	(19)	(22)	(1)	(11)	(19)	(41)	(42)	(53)

Gas Natural SDG	235	285	383	329	235	520	903	1,232

Corporate & others	(86)	(75)	(58)	(83)	(86)	(161)	(219)	(302)

TOTAL	1,471	1,616	1,834	1,828	1,471	3,087	4,921	6,749

Preview of income statement for fourth quarter 2009

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES				ACCUMULATED DATA
	1Q09	2Q09	3Q09	4Q09	1Q09	2Q09	3Q09	4Q09

Upstream	314	338	290	180	314	652	942	1,122
USA and Brazil	84	165	119	67	84	249	368	435
North of Africa	86	58	82	15	86	144	226	241
Rest of the world	144	115	89	98	144	259	348	446

LNG	30	40	33	22	30	70	103	125

Downstream	333	431	463	422	333	764	1,227	1,649
Europe	316	422	449	396	316	738	1,187	1,583
Rest of the world	17	9	14	26	17	26	40	66

YPF	236	201	181	338	236	437	618	956
Upstream	198	160	120	198	198	358	478	676
Downstream	27	32	41	114	27	59	100	214
Corporate	11	9	20	26	11	20	40	66

Gas Natural SDG	1,963	2,600	277	220	1,963	4,563	4,840	5,060

Corporate & others	56	—	25	10	56	56	81	91

TOTAL	2,932	3,610	1,269	1,192	2,932	6,542	7,811	9,003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 25th, 2010	By:	/s/ Fernando Ramírez
		Name:	Fernando Ramírez
		Title:	Chief Financial Officer